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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 12b-25


                                           Commission File Number:  0-23289

                          NOTIFICATION OF LATE FILING

     (Check One):   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
                    [ ] Form 10-N-SAR

For Period Ended:  December 31, 1998
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                     Part I -  Registrant Information

Full Name of Registrant:            Hybrid Networks, Inc.

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
     6409 Guadalupe Mines Road
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City, State and Zip Code: San Jose, CA  95120
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                     Part II - Rules 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]  (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

                     Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


    The Company is in the process of restating the results of operations for the fiscal year ended December 31, 1997 and the fiscal quarter ended March 31, 1998. Until the restatement is issued, the Company will not announce the results of operations for any fiscal periods beyond that date.

    The Company has been using all reasonable efforts to complete this project, but the audit has been delayed because of delays in the Company's ability to engage independent auditors.








                     Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification

By: Judson W. Goldsmith           408                       323-6500
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 (Name)                          (Area Code)            (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes       [X] No



          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes       [ ] No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



    The Company is in the process of restating the results of operations for the fiscal year ended December 31, 1997 and the fiscal quarter ended March 31, 1998. Until the restatement is issued, the Company will not announce the results of operations for any fiscal periods beyond that date.

    The Company has been using all reasonable efforts to complete this project, but the audit has been delayed because of delays in the Company's ability to engage independent auditors.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: Judson W. Goldsmith                         Date: April 1, 1999
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   Chief Financial Officer